Exhibit 99.2

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity
GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	31 DECEMBER 2005

Consolidated statement of cash flows

		Current quarter (December 2005) $A	Year to date (six months) $A
	Cash flows related to operating activities
1.1	Receipts from customers	4,054,479	5,692,994
1.2	Payments for (a) staff costs	(1,396,555)	(2,463,016)
	(b) advertising and marketing	(149,425)	(248,950)
	(c) research and development	(413,267)	(539,332)
	(d) leased assets	(129,228)	(258,456)
	(e) other working capital	(2,298,438)	(5,053,052)
1.3	Dividends received	--	--
1.4	Interest and items of a similar nature received	145,264	429,105
1.5	Interest and other costs of finance paid	--	--
1.6	Income taxes paid	--	--
1.7	Other (provide details if material)	--	--
	Net operating cash flows	(187,170)	(2,440,707)

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Consolidated statement of cash flows (cont.)

		Current quarter (December 2005) $A	Year to date (six months) $A
1.8	Net operating cash flows (carried forward)	(187,170)	(2,440,707)
Cash flows related to investing activities
1.9	Payment for the acquisition of:
	a) businesses (item 5)	--	--
	b) equity investments	--	--
	c) intellectual property	--	--
	d) physical non-current assets	(30,200)	(70,597)
	e) other non-current assets	--	--

1.10	Proceeds from the disposal of:
a) businesses (item 5)
	b) equity investments	--	--
	c) intellectual property	--	--
	d) physical non-current assets	--	--
	e) other non-current assets	--	--

1.11	Loans to other entities	--	--
1.12	Loans repaid by other entities	--	--
1.13	Other (provide details if material)	--	--
	Net investing cash flows	(30,200)	(70,597)
1.14	Total operating and investing cash flows	(217,370)	(2,511,304)
Cash flows related to financing activities
1.15	Proceeds from the issue of shares	--	--
1.16	Proceeds from sale of forfeited shares	--	--
1.17	Proceeds from borrowings	--	--
1.18	Repayment of borrowings	--	--
1.19	Dividends paid	--	--
1.20	Other (provide details if material)	--	--
	Net financing cash flows	--	--
	Net increase (decrease) in cash held	(217,370)	(2,511,304)
1.21	Cash at beginning of quarter/year to date	16,068,430	18,414,017
1.22	Exchange rate adjustments to item 1.20	(161,874)	(213,527)
1.23	Cash at end of quarter	15,689,186	15,689,186

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 2

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	212,432
1.25	Aggregate amount of loans to the parties included in item 1.11	-
1.26	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $110,586 in consulting fees, Directors’ fees, superannuation and salaries paid to Directors and entities associated with Directors during the quarter. The amount also includes rental and outgoings of $101,846 for the Melbourne laboratory premises paid to an entity associated with a Director.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
Not applicable

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
The Company has an 18.11% minority interest in the Duketon Belt Joint Venture in Western Australia. No cash was contributed by the Company during the quarter.

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	--	--
3.2	Credit standby arrangements Hire purchase facility	2,500,000	1,511,094

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:		Current quarter (December 2005) $A	Previous quarter (September 2005) $A
4.1	Cash on hand and at bank	3,156,631	2,433,448
4.2	Deposits at call	7,383,572	7,372,580
4.3	Bank overdraft	---	--
4.4	Commercial Bills of Exchange	5,148,983	6,262,402
	Total cash at end of quarter (item 1.23)	15,689,186	16,068,430
Acquisitions and disposals of business entities
		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	Not applicable	Not applicable
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net assets
5.5	Nature of business

Compliance statement

1

This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 31 January 2006
Chief Executive Officer

Print name:	Dr. Mervyn Jacobson

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 4

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.
•	6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
•	9.2 - itemised disclosure relating to acquisitions
•	9.4 - itemised disclosure relating to disposals
•	12.1(a) - policy for classification of cash items
•	12.3 - disclosure of restrictions on use of cash
•	13.1 - comparative information

3.

Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5